

January 21, 2010

Mail Stop 4631

Via U.S. mail

Timothy J. Koziol
Chief Executive Officer
General Environmental Management, Inc.
3191 West Temple Avenue, Suite 250
Pomona, CA 91768

Re: **General Environmental Management, Inc.**
Preliminary Proxy Statement on Schedule 14A Amendment No.1
Filed on: January 13, 2010
File No.: 033-55254-38

Dear Mr. Koziol:

   We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. We have read your response to comment one of our letter dated January 11, 2010, and note that you plan to file audited financial statements of CLW on Form 8-K on or before January 26, 2010. We note that cash proceeds from the sale will be used to retire senior debt, a condition of the CLW acquisition, and to pay other obligations in connection with the acquisition of CLW. Since the sale is being made to facilitate the acquisition of CLW (the sole continuing business post disposition of GEM) and shareholders did not have an opportunity to vote on the acquisition, please provide the information required by Item 14 of Schedule 14A, including audited financial statements for the latest fiscal year and unaudited interim financial statements for CLW in your filing. Please refer to Note A to Schedule 14A.

   2. Please tell us how you considered the requirements of Item 9.01(c) to Form 8-K in concluding that you had an additional 71 days to file the financial statements of CLW. Discussions regarding the sale of GEM DE began in July 2009, and a

letter of intent was proffered by PSC on September 25, 2009. Given the plan to dispose of all of your preexisting operations, please tell us how you determined that these assets and operations would not be considered "nominal" for purposes of the definition of a shell company in Securities Act Rule 405 and Exchange Act 12b-2.

Reasons for the Sale; Recommendation of the Company's Board of Directors, page 30

3. We note your disclosure on top of page 32 in response to comment four of our letter dated January 11, 2010. Please expand your disclosure about the type of informal survey the board conducted, the nature of the data that the board reviewed and took into consideration, and how this analysis affected the board's decision to approve the transaction and recommend it to the shareholders for their approval. In addition, please further elaborate on your disclosure that the board conducted "an overview of non-favorable economic trends" to explain what they are and how they fit into the board's analysis and decision regarding the transaction with Luntz. Please also discuss all material components of your decision and potential risks that the board considered during its decision-making process.

Description of Luntz Acquisition (Delaware), LLC and PSC, LLC, page 51

4. We note your revised disclosure in response to comment five of our letter dated January 11, 2010 that the company does not have the financial statements of Luntz, a private company. Item 14(c)(1) of Schedule 14A requires that you provide information about the buyer in accordance with Part B of Form S-4, which requires disclosure of not only financial information, but also disclosure about the buyer's business, properties, legal proceedings and market, all in accordance with Items 101, 102, 103 and 201 of Regulation S-K (see Item 14 of Form S-4). Since you have provided no disclosure about the buyer's ability to comply with the terms of the stock purchase agreement, but instead you are warning your shareholders that Luntz may not complete the sale, we are re-issuing our prior comment five. Please advise or revise.

*　　*　　*

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

Cc: Stanley Moskowitz, Esq.
    Via Facsimile at (858) 523-0444